## Contact

www.linkedin.com/in/sanjaymahadi
(LinkedIn)

## Top Skills

Enterprise Architecture
Agile Methodologies
SOA

## Certifications

TOGAF Certified Enterprise Architect

## Publications

Today's Centralized Cloud And The Emerging Decentralized Edge
14 Effective Ways Tech Companies Can Ensure Success

## Patents

Method and System for Refactoring Document Content and Deriving Relationships Therefrom

# Sanjay Mahadi

VP, Engineering @ Capital Rx
San Francisco Bay Area

## Summary

I am an accomplished and forward-thinking hands-on Enterprise AI leader, with extensive experience in building and delivering innovative products and large scale platforms for startup SaaS businesses and enterprises in healthcare and retail industries with proven experience driving business growth through strategic transformation.

I have 20+ years of experience in software development with the last 10 years focused on Product Platform development for IoT, SaaS and enterprise AI. I have scaled engineering teams from a handful to team of 40+ full time staff of engineers, data scientist and, DevOps.

Currently building a Generative AI based product to help organization leaders make better decisions by enabling a platform for them to listen and gather feedback from employees, customers and partners via human like AI interviews and using actionable insights delivered via human curated AI insights. Built on LLM foundational models (OpenAI GPT and open source) with fine-tuning to enable purpose built conversational experience and AI analysis using RAG and prompt engineering.

I have successfully led the development of scalable SaaS platforms, tailored to meet the needs of both B2C and B2B customers. By integrating open-source models with enterprise data and process flows, I have provided an exceptional user experience through well-crafted apps and APIs. My ability to orchestrate product and engineering teams has allowed me to forge strategic partnerships with early enterprise clients, shaping products for seamless large-scale expansion and fueling growth.

As a catalyst in BAM Labs' successful turnaround, I have led restructuring efforts that positioned the company as a desirable acquisition target. I have executed a seamless transition to AWS, championed core product overhauls for scalability, and streamlined

operations to enhance efficiency. My proven success in capital raising, coupled with active engagement with investors and VC firms, has secured needed funding to drive continuous innovation and market leadership.

Committed to excellence and agile decision-making, my leadership style reflects a unique blend of technological acumen and strategic business insight.

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## Experience

Capital Rx
Vice President of Engineering
January 2024 - Present (3 months)

Reveal.ai
1 year 7 months

Co-Founder, Board Member & Advisor
January 2024 - Present (3 months)
Palo Alto, California, United States

Co-Founder & CTO
September 2022 - December 2023 (1 year 4 months)
Saratoga, California, United States

Building an Generative AI Decision Intelligence SaaS platform to help organizational leaders make rapid decisions using insights gathered from people at scale via human like AI interviews.
Tech: Conversational AI, Large Language Models (LLMs), Natural Language Processing, Scalable Cloud Backend, Python, NodeJS

BMNT
Head Of Product & Engineering
September 2021 - August 2022 (1 year)
Palo Alto, California, United States

Incubated an early proof-of-concept conversational AI product to help organizational leaders to make faster decision using discovery through chatbot interviews at scale. Expanded the team, worked with initial customers and delivered value to show the Product-Market Fit and spun out as Reveal AI and raised pre-seed funding.

## Get Smart Labs
### Co-Founder & CTO
2019 - 2020 (1 year)
Los Gatos, California, United States

• Get Smart is a SaaS product that provides automated note taking to help collaborative idea development for workplaces
• Co-founded the company and raised funds, built the SaaS platform with NLP capabilities on AWS (SageMaker, ECS, Lambda), transformer-based fine-tuned language models using Python
• Tech Used: Python 3.x, Neo4J 4.x, React JS, AWS (SageMaker, ECS, Lambda, Elastic Inference, EC2), NLP (Transformer models with Hugging Face fine-tuned pre-trained models)

## Forbes Technology Council
### Official Member of Forbes Technology Council
September 2017 - December 2018 (1 year 4 months)

Wrote and published articles on Forbes and in other technology news sites

## Sleep Number Corporation
### VP of Engineering - Cloud
September 2015 - December 2018 (3 years 4 months)
San Jose, CA

Head of cloud & platform engineering for SleepIQ.

• Built, operationalized, and scaled the cloud platform and engineering teams for SleepIQ to collect, processes, and analyze data and deliver via mobile and web experiences
• Accomplished systems integration of BAM infrastructure with Sleep Number's enterprise systems after acquisition and refactored AWS and Azure cloud applications
• Grew team size from 8 to 25, setup career tracks for employees working with HR
• Slashed operational costs by over 30% by negotiating prices for yearly contracts with vendors and and right sizing AWS resources
• Achieved 4X cloud cost reduction in monthly bill by improving efficiency and right sizing cloud resources
• Accomplished cloud backend scale improvement by 100X to support millions of connected devices and enhanced scale testing capabilities to support 4X capacity of projected growth

• Negotiated yearly contracts, managed vendor relationships and forecasted engineering budgets
•       Owned multi-year technology platform strategy, roadmap and budget
• Accelerated release cycles from quarterly to monthly by re-engineering the current silo'd development processes and standardized on agile methodology
• Tech Used: Spark, Docker, Cassandra, Netty, Kafka, AWS (EC2-ECS-Lambda-DynamoDB-Aurora-Athena-Redshift-SQS), Java, Python

## BAM Labs, Inc. (acquired by Sleep Number)
### Director of Engineering - Cloud
September 2014 - September 2015 (1 year 1 month)
San Jose, CA

• Architected and built scalable backend platform and teams for sleep health & monitoring product for consumer and medical users
• Engineered the migration of health product backend from a 3rd party expensive poor quality hosting vendor to AWS and achieved HIPAA certification that satisfied customers enormously
• Reduced issue response times to under 1 hour, created dedicated operational roles, streamlined operational structure and processes
• Built the initial predictive data analytics platform using AWS streaming for real time decision support
• Optimized operations processes and created metrics driven operational dashboards
• Tech Used: Java, Spark, Cassandra, DynamoDB, Netflix OSS frameworks Asgard, Priam, Astyanax all on AWS services

## BlueShield of California
### Principal - Enterprise Architecture
December 2008 - September 2014 (5 years 10 months)
San Francisco

Enterprise technology leader and a key member of the architecture leadership team

My key contributions -
• Advised C-suite on technology strategy and IT governance
• Published Enterprise Architecture Frameworks (TOGAF based), Architecture Strategy and Governance guidelines and Enterprise Capability Modeling & Map, architecture blueprints, reference architectures
• Reduced admin cost by 50% by helping reduce broker commission with innovative customer experience

• Managed a team of architects and played lead technology expert role for BlueShield self-service web portals and mobile app for members, providers, employers, and brokers to support $100 million customer service cost avoidance enterprise effort
• Tech Used: Java, REST, Spring MVC framework 4.x, ORM using hibernate framework, Spring scheduler & batch frameworks, client side MVC JavaScript libraries Dojo, jQuery, JMS, MQ, IBM WebSphere application & portal server, WebSphere message broker, DataPower

## E*TRADE
### Principal Software Engineer
October 2007 - October 2008 (1 year 1 month)
Palo Alto, California, United States

Designed and Developed core platform for corporate employee stock option administration system using Java on Linux

## Chase
### Application Development Manager
June 2005 - October 2007 (2 years 5 months)
Illinois, United States

Managed a team of 12+ developers in building a suite of web application, portal & services for
JPMorgan's Treasuries and Securities organization serving corporate client services for providing deal management, product setup and implementation supporting over 100 products

## Multiple Companies
### Application Developer
November 1996 - June 2005 (8 years 8 months)

- Developed web applications and integration components for John Deere Dealership and Corporate
- Developed retail store integration system components for Office Depot

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# Education

## Alagappa University
Master's degree, Computer Science

## St. Joseph's College
Bachelor's degree, Computer Science